Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

April 28, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 3 to Registration Statement on Form F-1 Filed April 15, 2025 File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated April 22, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1.	Please have counsel revise the legal opinion filed as Exhibit 5.1 to also provide an opinion regarding the shares offered by the Selling Shareholders and the Resale Shareholders. In this regard, we note that the opinion defines the “Shares” as those shares being offered and sold “to the public by the Company.” Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised and refiled Exhibit 5.1 to opine on the shares being offered by the selling shareholders of the Company and the resale shareholders of the Company.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer